SELLAS Life Sciences Group, Inc.

15 West 38th St., 10th Floor

New York, New York 10018

June 9, 2020

Via EDGAR

Sonia Bednarowski

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	SELLAS Life Sciences Group, Inc.
Registration Statement on Form S-1
File No. 333-238799
Acceleration Request

Dear Ms. Bednarowski,

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, SELLAS Life Sciences Group, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-238799), so that it may become effective at 4:00 p.m. (Washington, D.C. time) on Thursday, June 11, 2020, or as soon thereafter as practicable.

Please call Daniel A. Bagliebter, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6856 with any comments or questions regarding the Registration Statement.

Very truly yours,

SELLAS Life Sciences Group, Inc.

/s/ Angelos M. Stergiou
By: Angelos M. Stergiou, M.D., Sc.D., h.c.
Its: President and Chief Executive Officer

cc:	Barbara A. Wood, SELLAS Life Sciences Group, Inc.
Daniel A. Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.